FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A OR 15D - 16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 1999


                                  Tevecap S.A.
                    (Exact Name as Specified in its Charter)


                                  Tevecap Inc.
                       (Translation of Name into English)


                            SEC FILE NUMBER: 0-22267
                            ------------------------

                               Rua do Rocio, 313
                              Sao Paulo, SP Brazil
                                   04552-904
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F        X         Form 40-F
                      --------                --------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes                        No      X
                      --------           --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3- 2(b):82 N/A

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVECAP S.A.

By:        /s/ Jose Augusto P. Moreira
         --------------------------------
         Jose Augusto P. Moreira
         Officer


By:        /s/ Claudio Cesar D'Emilio
         --------------------------------
         Claudio Cesar D'Emilio
         Officer

Date: November 11, 1999

                                  EXHIBIT LIST
                                  ------------



1. One copy of the press release, dated November 11, 1999 containing relevant information regarding Tevecap S.A. as of and for the three month-periods ended June 30, 1999, March 31, 1999 and June 30, 1998, the six-month period ended June 30, 1999 and the seven-month period ended July 31, 1999, with financial information prepared in accordance with U.S. GAAP.

                                  Tevecap S.A.

                                                                [OBJECT OMITTED]

FOR IMMEDIATE RELEASE

Contacts:   Marcelo Bonini                             Marina Echavarria
            Tevecap S.A.                                Ludgate Communications
            (5511) 821-8554                             (212) 688-5144
            marcelo.vaz.bonini@abril.com.br             marina@ludgateny.com



          TEVECAP S.A. ANNOUNCES SECOND-QUARTER RESULTS AND FINANCIAL
                        STATEMENTS AFTER DTH ASSETS SALE



     SAO PAULO, BRAZIL, NOVEMBER 11, 1999 -- TEVECAP S.A., (TVA) ONE OF BRAZIL'S PAY TELEVISION OPERATORS AND PROGRAMMING DISTRIBUTORS, TODAY ANNOUNCED RESULTS FOR THE SECOND QUARTER OF 1999 AND IMPACT FROM THE SALE OF DTH AS OF JULY 31, 1999.

     Net Revenue for the second quarter of 1999 was US$29.6 million, an increase of almost 10% compared with US$27.0 million for the first quarter of 1999. When comparing with the same period in 1998, Net Revenue decreased by 33% due to the Brazilian currency devaluation.

     EBITDA for the quarter was US$9.7 million, compared to US$4.9 million in the same quarter of 1998 and includes a US$0.7 million gain caused by the impact of the Real devaluation on TVA's Reais-denominated balance sheet accounts.

     Excluding the impact above, EBITDA amounted to US$9.1 million an increase of 92% compared with US$4.7 million for the first quarter EBITDA of 1998. The EBITDA increase was due to a US$2.6 million increase in Net Revenues combined with a US$1.7 million decrease in Direct Operating Expenses and S,G& A Expenses.

     Comparing 2Q99 with 2Q98, net loss from continuing operations increased by US$3.3 million mainly due to variations in the exchange rate in Brazilian Reais denominated balance sheet accounts and increase in depreciation due to investments made over the last twelve months.

     Net loss for the quarter, after the sale of assets, was US$42.8 million compared with a loss of US$33.1 million during the same period of 1998. This result was due mainly to an increase in depreciation, net interest expenses and loss from discontinued operations (Galaxy Brasil and TVA Banda C).


     So as to generate the cash flow needed to support and expand its operations and business, management has taken a series of actions, including the sale of non-strategic assets, cost reduction, and offering of new services and products, such as the recently

TEVECAP S.A.                  PAGE 2 OF 4


launched AJATO, Internet access through the operator's cables. The following operations were carried out:

     On July 28, 1999, upon approval of ANATEL - National Agency of Telecommunications, Tevecap S.A. and TVA Communications Ltd. (TVAICO), executed the sales agreements dated May 18, 1999, and sold their total interest in subsidiaries and affiliated companies, as shown below, to Galaxy Latin America, DirecTV Latin America Inc. and Darlene Investments LLC, of Hughes Electronics and the Cisneros Group respectively.

     a)   Participation sold to Galaxy Latin America:

          a.1. 100% of the participation in Galaxy do Brasil Ltda. (GLB), wholly-owned subsidiary and DirecTV's exclusive local operator in Brazil;

          a.2. 100% of the participation in TVA Banda C Ltda. (TVA Banda C), TVA's operator for Band C services;

     b)   Participation   sold  to  DirecTV   Latin  America  Inc.  and  Darlene
          Investments LLC:

          b.1. 10% of the participation in Galaxy Latin America, in which Tevecap has an indirect investment through its subsidiary TVA Communications Ltd. (TVAICO);

          b.2. 25% of the participation in Surfin Ltd. (Surfin), a limited liability company engaged in financing of DirecTV's services throughout Latin America;

          b.3. The rights to promissory notes (CBC Notes) receivable from related company California Broadcast Center (CBC), a limited liability company of Delaware, US, the principal of which totals R$7,580 thousand; and

          b.4. CBC Unit Acquisition Class B Bonuses (CBC Bonuses), dated April 11, 1997, convertible into CBC shares, recorded under the cost method at zero.

     The above operations total R$674,070, equivalent, on the closing date, to US$371,000.

     In addition, as part of these agreements, on July 28, 1999, TVA Communications Ltd. used the funds obtained from these operations and invested in foreign markets the amount of US$131,201, equivalent to R$238,379, in Senior Notes issued by Tevecap S.A. This investment was made with a negative goodwill of 35% of the face value of these Notes, equivalent to US$70,647. As a result of this investment, of the total amount of US$250,000 of Senior Notes issued, US$201,848 are kept in portfolio for future placement in the secondary market.

     In view of the above, as from this quarter, the financial statements of Galaxy do Brasil Ltda. and TVA Banda C Ltda. are no longer included in the consolidated financial statements.

                               - Tables Follow -

TEVECAP S.A.                      PAGE 3 OF 4




                                                             TEVECAP S.A
                                                          AND SUBSIDIARIES
                                                     CONSOLIDATED BALANCE SHEET
                        For the periods ended July 31, 1999, June 30, 1999, March 31, 1999 and June 30, 1998
                                                   (in thousands of U.S. dollars)


------------------------------------------------------------------------------------------------------------------------------------
                                   ASSETS                                 JUN-98         MAR-99         JUN-99         JUL-99
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                   926          1,100            972          7,584
Accounts receivable, net                                                 31,640          9,610         12,590         12,761
Inventories, net                                                         18,780         12,632         11,967         11,605
Film exhibition rights                                                    1,551          1,446          1,301          1,276
Prepaid and other assets                                                 13,681          4,476          7,737          4,836
Accounts receivable from related parties                                    218            695            765            869
Other accounts receivable                                                 5,273          2,781          2,299          2,499
-----------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                     72,069         32,740         37,631         41,430
-----------------------------------------------------------------------------------------------------------------------------------
Property plant and equipment, net                                       287,374        291,571        281,039        278,816
Investments
   Equity basis                                                           2,992          3,737          3,480          3,963
   Cost basis investees                                                  44,905         49,096         49,104          6,684
   Concessions, net                                                      12,922         11,705         11,218         11,076
Loans to related companies                                               42,889         28,938         27,446          5,953
Debt issuance costs, net                                                  6,985          5,945          5,100            964
Other                                                                     1,639          1,525          2,035         27,576
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                            471,775        425,257        417,053        376,462
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                    LIABILITIES AND SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
Loans                                                                    51,514         33,190         17,789         18,755
Film suppliers                                                           11,998         12,211         11,303         11,160
Other suppliers                                                          18,805         17,626         13,459         13,255
Deficit in discontinued operations (Galaxy Brasil and TVA Banda c)        6,325         28,292         44,462              -
Taxes payable other than income taxes                                     9,862         11,433         17,010         17,483
Accrued payroll and related liabilities                                   5,433          2,944          2,573          2,866
Advance payments received from subscribers                                2,330          1,197          1,199          1,284
Other accounts payable                                                    6,155          2,485          6,691          7,313
-----------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                               112,422        109,378        114,486         72,116
-----------------------------------------------------------------------------------------------------------------------------------
Loans                                                                   267,514        262,067        261,888         57,309
Loans from shareholders                                                  43,721         88,558        118,296        121,731
Provision from claims                                                     6,561          5,318          5,403         18,926
Liability to fund equity investee                                            51              -              -              -
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                                             317,847        355,943        385,587        197,966
-----------------------------------------------------------------------------------------------------------------------------------
Minority Interest                                                         3,988          3,583          3,440          3,442
-----------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                                                     37,518        (43,646)       (86,460)       102,938
-----------------------------------------------------------------------------------------------------------------------------------
Paid-in capital                                                         387,803        387,803        387,803        387,803
Accumulated Deficit                                                    (285,991)      (434,058)      (434,058)      (434,058)
Net Income (Loss)                                                       (64,294)         2,609        (40,205)       149,193
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                              471,775        425,257        417,053        376,462
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        FASB

TEVECAP S.A.                      PAGE 4 OF 4


                                                            TEVECAP S.A.
                                                          AND SUBSIDIARIES
                                               Consolidated Statements of Operations
                            For the three months ended June 30, 1999, March 31, 1999 and June 30, 1998, and six and seven months ended June 30 and July 31, 1999
                                                   (in thousands of U.S. dollars)


--------------------------------------------------------------------------------------------------------------------------
                                                                                                           ACCUMULATED
                                                                                                     ---------------------
                                                         2Q98          1Q99           2Q99           JUN-99         JUL-99
--------------------------------------------------------------------------------------------------------------------------
GROSS REVENUES
Monthly subscription                                  33,046        24,130         25,111           49,241         57,048
Installation                                           1,458           389            780            1,169          1,394
Advertising                                            1,265           306            415              720            810
Indirect programming                                   4,527         1,854            (94)           1,760          2,424
Other                                                  1,929         2,572          6,624            9,196          9,773

Taxes on revenues                                     (2,935)       (2,237)        (3,215)          (5,452)        (6,371)
                                                      -------       ------        -------          -------        -------
-------------------------------------------------------------------------------------------------------------------------
NET REVENUE                                           39,290        27,014         29,620           56,634         65,078
                                                      ------        ------         ------           ------         ------
-------------------------------------------------------------------------------------------------------------------------
DIRECT OPERATING EXPENSES
Payroll and benefits                                  (4,828)       (2,312)        (1,820)          (4,132)        (4,674)
Programming                                          (14,456)       (8,601)        (6,594)         (15,195)       (17,302)
Transponder lease cost                                  (638)         (212)          (642)            (854)        (1,189)
Technical assistance                                      218         (256)          (449)            (705)          (748)
Vehicle rentals                                           (9)          (15)           (44)             (59)           (68)
TVA magazine                                          (1,594)         (718)          (724)          (1,442)        (1,463)
Pole rental                                                           (860)          (798)          (1,658)        (1,814)
Other costs                                           (1,363)       (1,509)            104          (1,406)        (1,724)
                                                      -------        -----         -------           -----          -----
                                                     (22,670)      (14,483)       (10,967)         (25,450)       (28,982)
                                                      ------        ------         ------           ------         ------
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Payroll and benefits                                  (6,369)       (2,830)        (4,379)          (7,209)        (8,200)
Advertising and promotion                             (2,408)         (556)          (682)          (1,238)        (1,590)
Rent                                                    (851)         (702)          (323)          (1,025)        (1,184)
Other Administrative expenses                          1,000        (2,423)        (3,050)          (5,473)        (6,345)
Other general expenses                                (3,113)       (1,294)        (1,166)          (2,460)        (2,901)
                                                       -----         -----          -----            -----          -----
                                                     (11,741)       (7,805)        (9,600)         (17,405)       (20,220)
                                                      ------         -----          -----           ------         ------
--------------------------------------------------------------------------------------------------------------------------
EBITDA                                                 4,879         4,726          9,053           13,779         15,876
-------------------------------------------------------------------------------------------------------------------------
Real devaluation impact of balance sheet                             6,723            660            7,383          7,630
-------------------------------------------------------------------------------------------------------------------------
EBITDA WITH REAL DEVALUATION EFFECTS                   4,879        11,449          9,713           21,162         23,506
--------------------------------------------------------------------------------------------------------------------------
Provision for equipment and Inventorie obsolescence      (49)            -            544              544            520
Depreciation                                         (11,248)      (13,357)       (13,888)         (27,245)       (32,016)
Amortization                                            (426)         (426)          (426)            (852)          (994)
--------------------------------------------------------------------------------------------------------------------------
Operating loss from continuing operations             (6,844)       (2,334)        (4,057)          (6,391)        (8,984)
--------------------------------------------------------------------------------------------------------------------------
Interest income                                                     22,044         (4,107)          17,937         16,746
Interest expenses                                    (12,340)      (11,088)       (12,886)         (23,974)       (27,245)
Translation gain (loss)                               (1,022)         (833)            282            (551)          (437)
Equity in losses of affiliates                        (3,322)         (504)        (3,107)          (3,611)        (3,740)
Other nonoperating (expenses) income, net               (389)        1,876         (2,914)          (1,038)       172,838
-------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
INCOME TAXES AND MINORITY INTEREST                   (23,917)         9,161       (26,789)         (17,628)       149,178
-------------------------------------------------------------------------------------------------------------------------
Income taxes
-------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
MINORITY INTEREST                                    (23,917)         9,161       (26,789)         (17,628)       149,178
-------------------------------------------------------------------------------------------------------------------------
Minority Interest                                        598           (118)          143               25             15
-------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) FROM CONTINUING OPERATIONS         (23,319)         9,043      (26,646)          (17,603)       149,193
-------------------------------------------------------------------------------------------------------------------------
LOSS FROM DISCONTINUED OPERATIONS (GLB AND TVA
BANDA C)                                              (9,740)       (6,434)      (16,168)          (22,602)
-------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                    (33,059)        2,609       (42,814)          (40,205)       149,193
-------------------------------------------------------------------------------------------------------------------------
                                                                                                                    FASB